SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2008

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR'S GUARDED WELCOME FOR CAPACITY INCREASE AT STANSTED

SALE OF STANSTED AND COMPETITION NOW EVEN MORE URGENT

Ryanair, London Stansted Airport's largest airline today, (Thursday, 9 th
 October 2008) gave a guarded welcome to the UK Governments decision to allow traffic at Stansted to be increased from 25m to 35m p.a. However, Ryanair warned that this traffic increase will only add to the lengthy security queues, frequent baggage belt breakdowns and excessive passport control queues if the BAA monopoly's mismanagement is allowed to continue at Stansted. Ryanair again calls for the urgent sale of Stansted by the BAA monopoly (as recommended recently by the UK competition authorities) to ensure that competition delivers this increased capacity in a passenger friendly, cost efficient manner, something the BAA monopoly have repeatedly refused to do.

Ryanair pointed out that under the BAA's monopoly, costs at Stansted have more than doubled over the past 2 years, and traffic is now declining. There will be no need for this extra capacity if the BAA monopoly continue to own and mismanage Stansted as costs will keep rising, passenger service will get even worse and traffic will continue to decline.

Ryanair's Michael O'Leary, said:

"While we cautiously welcome the Government's decision to increase passenger capacity at Stansted, it just highlights the urgent need for the BAA monopoly to be forced to sell Stansted to promote competition. Under the BAA monopoly costs at Stansted have more than doubled in the last 2 years, traffic is in decline and the passenger service (with long queues at security and passport control, as well as frequent baggage belt breakdowns) goes from bad to even worse.

"Only a new owner, new management and competition between the London airports can improve the lot of passengers at Stansted by delivering this capacity growth at lower cost with more efficient facilities and better customer service, something the BAA monopoly have repeatedly refused to deliver at Stansted.

"The BAA Stansted monopoly continues to abuse passengers and airlines in Stansted with high costs and low service. Today's Government's decision to permit increased capacity at Stansted must be accompanied by greater competition and the early sale of the airport if the airport is finally to deliver improved service at lower costs and the ending of long queues and 3 rd
 world service to  passengers and airlines at Stansted".

Ends - Thursday, 9
th
 October 2008

For further information please contact:

Stephen McNamara              Pauline McAlester
Ryanair Ltd                           Murray Consultants
Tel: +353-1-8121212            Tel. +353-1-4980300

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date:  09 October, 2008

By:___/s/ James Callaghan____

James Callaghan
Company Secretary & Finance Director